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EXHIBIT 21

Subsidiaries of the Registrant

        The Registrant has the following subsidiaries: Adams County National Bank, a national banking association; Russell Insurance Group, Inc., incorporated in the State of Maryland; and, BankersRe Insurance Group, SPC, organized in the Cayman Islands.

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  EXHIBIT 21
Subsidiaries of the Registrant